SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

MNB Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

553103102
(CUSIP Number)

Jack G. Goldstein
555 Poyntz Avenue
Manhattan, Kansas 66502
(785) 587-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 1998
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13 G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See
Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.		13D
553103102

1.	NAME OF REPORTING PERSON
	SS OR IRS IDENTIFICATION NO. OF ABOVE
	PERSON

	Jack G. Goldstein
	###-##-####

2.	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP		A_____	B_____

	N/A

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

	PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL
	PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEMS 2(d) OR 2(e)  ______

	N/A

6.	CITIZENSHIP OR PLACE OF ORIGINATION

	United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER:		89,868
8.	SHARED VOTING POWER:	0
9.	SOLE DISPOSITIVE POWER:	89,868
10.	SHARED DISPOSITIVE POWER:	0

11.	AGGREGATE AMOUNT BENEFICIALLY
	OWNED BY EACH REPORTING PERSON

	89,868

12.	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES

	N/A

13.	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW 11

	6.92%

14.	TYPE OF REPORTING PERSON

	IN

Background of this Amendment

ITEM 1.	Security and Issuer

		Common stock, $.01 par value
		MNB Bancshares, Inc.
		800 Poyntz Avenue
		Manhattan, KS 66502

ITEM 2.	Identity and Background

	This Schedule is being filed by:

	(a)	Jack G. Goldstein
	(b)	Business Address:	555 Poyntz Ave.
					Manhattan, Kansas 66502

	(c)	Principal Occupation:	Chairman of the Board
					Steel & Pipe Supply Co., Inc.
					Steel Service Center
					555 Poyntz Avenue
					Manhattan, Kansas 66502

	(d)	None
	(e)	None
	(f)	Citizenship: United States Citizen

The Reporting Person, during the last five years, has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other
		Consideration

		N/A

ITEM 4.	Purpose of Transaction

		a.	The 44,684 shares that were added to my account were gained
			through a stock split as of February 9, 1998.

		b.	The 500 shares added to my holdings were the result of a
			purchase made on May 5, 1998.

ITEM 5.	Interest in Securities of the Issuer

		a.	89,868 shares; 6.92%
		b.	89,868 shares with sole voting power
			89,868 shares with sole dispositive power
		c.	N/A
		d.	N/A
		e.	N/A

ITEM 6.	Contracts, Arrangements, Understandings or
		Relationships with Respect to Securities of the Issuer.

		None.

ITEM 7.	Material to be Filed as Exhibits.

		None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 30, 1998

/s/	Jack G. Goldstein